Filed Pursuant to Rule 424(b)(2)

Registration No. 333-221324

The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement and the accompanying prospectus supplement and prospectus are not an offer to sell these notes and we are not soliciting an offer to buy these notes in any jurisdiction where the offer or sale is not permitted.

Subject To Completion, dated March 1, 2019

PRICING SUPPLEMENT No. 47 dated March        , 2019

(To Prospectus Supplement dated January 24, 2018

and Prospectus dated February 26, 2019)

Wells Fargo & Company

Medium-Term Notes, Series T

$

Step-Up Callable Notes

Notes due March 28, 2029

The notes have a term of ten years, subject to our right to redeem the notes on the optional redemption dates beginning one year after issuance. The notes pay interest semi-annually at a per annum rate that will increase at preset intervals over the term of the notes. However, you should not expect to earn the higher stated interest rates described below because, unless general interest rates rise significantly, the notes are likely to be redeemed. All payments on the notes are subject to the credit risk of Wells Fargo & Company. If Wells Fargo & Company defaults on its obligations, you could lose some or all of your investment. The notes will not be listed on any exchange and are designed to be held to maturity.

Issuer:	Wells Fargo & Company (“Wells Fargo”)
Original Offering Price:	$1,000 per note. References in this pricing supplement to a “note” are to a note with a principal amount of $1,000.
Pricing Date:	March 26, 2019.*
Issue Date:	March 28, 2019.* (T+2)
Stated Maturity Date:	March 28, 2029.* The notes are subject to redemption by Wells Fargo prior to the stated maturity date as set forth below under “Optional Redemption.” The notes are not subject to repayment at the option of any holder of the notes prior to the stated maturity date.
Payment at Maturity:	Unless redeemed prior to stated maturity by Wells Fargo, a holder will be entitled to receive on the stated maturity date a cash payment in U.S. dollars equal to $1,000 per note, plus any accrued and unpaid interest.
Interest Payment Dates:	Each March 28 and September 28, commencing September 28, 2019, and at stated maturity or earlier redemption.* Except as described below for the first interest period, on each interest payment date, interest will be paid for the period commencing on and including the immediately preceding interest payment date and ending on and including the day immediately preceding that interest payment date. This period is referred to as an “interest period.” The first interest period will commence on and include the issue date and end on and include September 27, 2019. Interest payable with respect to an interest period will be computed on the basis of a 360-day year of twelve 30-day months. If a scheduled interest payment date is not a business day, interest will be paid on the next business day, and interest on that payment will not accrue during the period from and after the scheduled interest payment date.
Interest Rate:	The per annum interest rate that will apply during the interest periods are as follows:
	Commencing March 28, 2019 and ending March 27, 2023	3.50%
	Commencing March 28, 2023 and ending March 27, 2026	4.00%
	Commencing March 28, 2026 and ending March 27, 2028	4.50%
	Commencing March 28, 2028 and ending March 27, 2029	5.00%
Optional Redemption:	The notes are redeemable by Wells Fargo, in whole but not in part, on the optional redemption dates, at 100% of their principal amount plus accrued and unpaid interest to, but excluding, the redemption date. Any redemption may be subject to prior regulatory approval. Wells Fargo will give notice to the holders of the notes at least 5 days and not more than 30 days prior to the date fixed for redemption in the manner described in the accompanying prospectus supplement under “Description of Notes—Redemption and Repayment.”
Optional Redemption Dates:	Quarterly on the 28th day of each March, June, September and December, beginning March 28, 2020 and ending December 28, 2028*.
Listing:	The notes will not be listed on any securities exchange or automated quotation system.
Denominations:	$1,000 and any integral multiples of $1,000
CUSIP Number:	95001D3Y4
*	To the extent that we make any change to the expected pricing date or expected issue date, the interest payment dates, the optional redemption dates and stated maturity date may also be changed in our discretion to ensure that the term of the notes remains the same.
Investing in the notes involves risks not associated with an investment in conventional debt securities. See “Risk Factors” on page PRS-3.
The notes are unsecured obligations of Wells Fargo & Company, and all payments on the notes are subject to the credit risk of Wells Fargo & Company. If Wells Fargo & Company defaults on its obligations, you could lose some or all of your investment. The notes are not deposits or other obligations of a depository institution and are not insured by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund or any other governmental agency of the United States or any other jurisdiction.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
	Original Offering Price	Agent Discount(1)	Proceeds to Wells Fargo
Per Note	$1,000.00	$20.00	$980.00
Total
(1)	The agent discount will not be more than $20.00 per note. See “Plan of Distribution (Conflicts of Interest)” in the prospectus supplement for further information including information regarding how we may hedge our obligations under the notes and offering expenses. Wells Fargo Securities, LLC, a wholly owned subsidiary of Wells Fargo & Company, is the agent for the distribution of the notes and is acting as principal.
Wells Fargo Securities

INVESTMENT DESCRIPTION

The Notes due March 28, 2029 are senior unsecured debt securities of Wells Fargo & Company and are part of a series entitled “Medium-Term Notes, Series T.”

All payments on the notes are subject to the credit risk of Wells Fargo.

You should read this pricing supplement together with the prospectus supplement dated January 24, 2018 and the prospectus dated February 26, 2019 for additional information about the notes. When you read the accompanying prospectus supplement, please note that all references in such supplement to the prospectus dated November 3, 2017, or to any sections therein, should refer instead to the accompanying prospectus dated February 26, 2019 or to the corresponding sections of such prospectus, as applicable. Information included in this pricing supplement supersedes information in the prospectus supplement and prospectus to the extent it is different from that information. Certain defined terms used but not defined herein have the meanings set forth in the prospectus supplement.

You may access the prospectus supplement and prospectus on the SEC websiteiwww.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus Supplement dated January 24, 2018:

https://www.sec.gov/Archives/edgar/data/72971/000119312518018274/d428281d424b2.htm

•	Prospectus dated February 26, 2019:

https://www.sec.gov/Archives/edgar/data/72971/000138713119001442/wf-424b2_022619.htm

INVESTOR CONSIDERATIONS

We have designed the notes for investors who:

■	seek a fixed income investment with an interest rate that increases to, but not above, the preset rates during the term of the investment;
■	seek current income of at least 3.50% per annum (the interest rate applicable for the first four years) and at an interest rate in excess of 3.50% after the first four years through stated maturity, subject to our right to redeem the notes after one year;
■	understand that the notes may be redeemed by Wells Fargo after one year; and
■	are willing to hold the notes until maturity.

The notes are not designed for, and may not be a suitable investment for, investors who:

■	seek a liquid investment or are unable or unwilling to hold the notes to maturity;
■	expect interest rates to increase beyond the interest rates provided by the notes;
■	prefer the certainty of investments without an optional redemption feature; or
■	are unwilling to accept the credit risk of Wells Fargo.

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RISK FACTORS

Your investment in the notes will involve risks not associated with an investment in conventional debt securities. You should carefully consider the risk factors set forth below as well as the other information contained in the prospectus supplement and prospectus, including the documents they incorporate by reference. You should reach an investment decision only after you have carefully considered with your advisors the suitability of an investment in the notes in light of your particular circumstances.

The Amount Of Interest You Receive May Be Less Than The Return You Could Earn On Other Investments.

Interest rates may change significantly over the term of the notes, and it is impossible to predict what interest rates will be at any point in the future. Although the interest rate on the notes will increase to preset rates at scheduled intervals during the term of the notes, the interest rate that will apply at any time on the notes may be more or less than prevailing market interest rates at such time. As a result, the amount of interest you receive on the notes may be less than the return you could earn on other investments.

The Per Annum Interest Rate Applicable At A Particular Time Will Affect Our Decision To Redeem The Notes.

It is more likely that we will redeem the notes prior to the stated maturity date during periods when the remaining interest is to accrue on the notes at a rate that is greater than that which we would pay on a conventional fixed-rate non-redeemable note of comparable maturity. If we redeem the notes prior to the stated maturity date, you may not be able to invest in other notes that yield as much interest as the notes.

The Step-Up Feature Presents Different Investment Considerations Than Fixed Rate Notes.

The interest rate payable on the notes during their term will increase from the initial interest rate, subject to our right to redeem the notes. If we do not redeem the notes, the interest rate will step up as described herein. You should not expect to earn the higher stated interest rates which are applicable only after the first four years of the term of the notes because, unless general interest rates rise significantly, the notes are likely to be redeemed prior to the stated maturity date. When determining whether to invest in the notes, you should consider, among other things, the overall annual percentage rate of interest to redemption as compared to other equivalent investment alternatives rather than the higher stated interest rates which are applicable only after the first four years of the term of the notes.

An Investment In The Notes May Be More Risky Than An Investment In Notes With A Shorter Term.

The notes have a term of ten years, subject to our right to redeem the notes starting on March 28, 2020. By purchasing notes with a longer term, you will bear greater exposure to fluctuations in interest rates than if you purchased a note with a shorter term. In particular, you may be negatively affected if interest rates begin to rise because the likelihood that we will redeem your notes will decrease and the interest rate applicable to your notes during a particular interest period may be less than the amount of interest you could earn on other investments available at such time. In addition, if you tried to sell your notes at such time, the value of your notes in any secondary market transaction would also be adversely affected.

The Notes Are Subject To The Credit Risk Of Wells Fargo.

The notes are our obligations and are not, either directly or indirectly, an obligation of any third party. Any amounts payable under the notes are subject to our creditworthiness. As a result, our actual and perceived creditworthiness may affect the value of the notes and, in the event we were to default on our obligations, you may not receive any amounts owed to you under the terms of the notes.

Holders Of The Notes Have Limited Rights Of Acceleration.

Payment of principal on the notes may be accelerated only in the case of payment defaults that continue for a period of 30 days or certain events of bankruptcy or insolvency, whether voluntary or involuntary. If you purchase the notes, you will have no right to accelerate the payment of principal on the notes if we fail in the performance of any of our obligations under the notes, other than the obligations to pay principal and interest on the notes. See “Description of Notes—Events of Default and Covenant Breaches” in the accompanying prospectus supplement.

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Holders Of The Notes Could Be At Greater Risk For Being Structurally Subordinated If We Convey, Transfer Or Lease All Or Substantially All Of Our Assets To One Or More Of Our Subsidiaries.

Under the indenture, we may convey, transfer or lease all or substantially all of our assets to one or more of our subsidiaries. In that event, third-party creditors of our subsidiaries would have additional assets from which to recover on their claims while holders of the notes would be structurally subordinated to creditors of our subsidiaries with respect to such assets. See “Description of Notes—Consolidation, Merger or Sale” in the accompanying prospectus supplement.

The Agent Discount, Offering Expenses And Certain Hedging Costs Are Likely To Adversely Affect The Price At Which You Can Sell Your Notes.

Assuming no changes in market conditions or any other relevant factors, the price, if any, at which you may be able to sell the notes will likely be lower than the original offering price. The original offering price includes, and any price quoted to you is likely to exclude, the agent discount paid in connection with the initial distribution, offering expenses and the projected profit that our hedge counterparty (which may be one of our affiliates) expects to realize in consideration for assuming the risks inherent in hedging our obligations under the notes. In addition, any such price is also likely to reflect dealer discounts, mark-ups and other transaction costs, such as a discount to account for costs associated with establishing or unwinding any related hedge transaction. The price at which the agent or any other potential buyer may be willing to buy your notes will also be affected by the interest rates provided by the notes and by the market and other conditions discussed in the next risk factor.

The Value Of The Notes Prior To Stated Maturity Will Be Affected By Numerous Factors, Some Of Which Are Related In Complex Ways.

The value of the notes prior to stated maturity will be affected by interest rates at that time and a number of other factors, some of which are interrelated in complex ways. The effect of any one factor may be offset or magnified by the effect of another factor. The following factors, among others, are expected to affect the value of the notes. When we refer to the “value” of your note, we mean the value that you could receive for your note if you are able to sell it in the open market before the stated maturity date.

•	Interest Rates. The value of the notes may be affected by changes in the interest rates in the U.S. markets.
•	Our Creditworthiness. Actual or anticipated changes in our creditworthiness may affect the value of the notes. However, because the return on the notes is dependent upon factors in addition to our ability to pay our obligations under the notes, such as whether we exercise our option to redeem the notes, an improvement in our creditworthiness will not reduce the other investment risks related to the notes.

The Notes Will Not Be Listed On Any Securities Exchange And We Do Not Expect A Trading Market For The Notes To Develop.

The notes will not be listed or displayed on any securities exchange or any automated quotation system. Although the agent and/or its affiliates may purchase the notes from holders, they are not obligated to do so and are not required to make a market for the notes. There can be no assurance that a secondary market will develop. Because we do not expect that any market makers will participate in a secondary market for the notes, the price at which you may be able to sell your notes is likely to depend on the price, if any, at which the agent is willing to buy your notes.

If a secondary market does exist, it may be limited. Accordingly, there may be a limited number of buyers if you decide to sell your notes prior to stated maturity. This may affect the price you receive upon such sale. Consequently, you should be willing to hold the notes to stated maturity.

A Dealer Participating In The Offering Of The Notes Or Its Affiliates May Realize Hedging Profits Projected By Its Proprietary Pricing Models In Addition To Any Selling Concession, Creating A Further Incentive For The Participating Dealer To Sell The Notes To You.

If any dealer participating in the offering of the notes, which we refer to as a “participating dealer,” or any of its affiliates conducts hedging activities for us in connection with the notes, that participating dealer or its affiliates will expect to realize a projected profit from such hedging activities, if any, and this projected hedging profit will be in addition to any concession that the participating dealer realizes for the sale of the notes to you. This additional projected profit may create a further incentive for the participating dealer to sell the notes to you.

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The Resolution Of Wells Fargo Under The Orderly Liquidation Authority Could Result In Greater Losses For Holders Of The Notes, Particularly If A Single-Point-Of-Entry Strategy Is Used.

Your ability to recover the full amount that would otherwise be payable on the notes in a proceeding under the U.S. Bankruptcy Code may be impaired by the exercise by the Federal Deposit Insurance Corporation (the “FDIC”) of its powers under the “orderly liquidation authority” under Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”). In particular, the single point of entry strategy described below is intended to impose losses at the top-tier holding company level in the resolution of a Global Systemically Important Bank (“G-SIB”) such as Wells Fargo.

Title II of the Dodd-Frank Act created a new resolution regime known as the “orderly liquidation authority” to which financial companies, including bank holding companies such as Wells Fargo, can be subjected. Under the orderly liquidation authority, the FDIC may be appointed as receiver for a financial company for purposes of liquidating the entity if, upon the recommendation of applicable regulators, the United States Secretary of the Treasury determines, among other things, that the entity is in severe financial distress, that the entity’s failure would have serious adverse effects on the U.S. financial system and that resolution under the orderly liquidation authority would avoid or mitigate those effects. Absent such determinations, Wells Fargo, as a bank holding company, would remain subject to the U.S. Bankruptcy Code.

If the FDIC is appointed as receiver under the orderly liquidation authority, then the orderly liquidation authority, rather than the U.S. Bankruptcy Code, would determine the powers of the receiver and the rights and obligations of creditors and other parties who have transacted with Wells Fargo. There are substantial differences between the rights available to creditors in the orderly liquidation authority and under the U.S. Bankruptcy Code, including the right of the FDIC under the orderly liquidation authority to disregard the strict priority of creditor claims in some circumstances (which would otherwise be respected by a bankruptcy court) and the use of an administrative claims procedure to determine creditors’ claims (as opposed to the judicial procedure utilized in bankruptcy proceedings). In certain circumstances under the orderly liquidation authority, the FDIC could elevate the priority of claims if it determines that doing so is necessary to facilitate a smooth and orderly liquidation without the need to obtain the consent of other creditors or prior court review. In addition, under the orderly liquidation authority, the FDIC has the right to transfer assets or liabilities of the failed company to a third party or “bridge” entity.

The FDIC has announced that a “single point of entry” strategy may be a desirable strategy to resolve a large financial institution such as Wells Fargo in a manner that would, among other things, impose losses on shareholders, unsecured debt holders (including, in our case, holders of the notes) and other creditors of the top-tier holding company (in our case, Wells Fargo), while permitting the holding company’s subsidiaries to continue to operate. In addition, in December 2016, the Board of Governors of the Federal Reserve System (the “FRB”) finalized rules requiring U.S. G-SIBs, including Wells Fargo, to maintain minimum amounts of long-term debt and total loss-absorbing capacity (TLAC). It is possible that the application of the single point of entry strategy—in which Wells Fargo would be the only legal entity to enter resolution proceedings—could result in greater losses to holders of the notes than the losses that would result from the application of a bankruptcy proceeding or a different resolution strategy for Wells Fargo. Assuming Wells Fargo entered resolution proceedings and that support from Wells Fargo to its subsidiaries was sufficient to enable the subsidiaries to remain solvent, losses at the subsidiary level could be transferred to Wells Fargo and ultimately borne by Wells Fargo’s security holders (including holders of the notes and our other unsecured debt securities), with the result that third-party creditors of Wells Fargo’s subsidiaries would receive full recoveries on their claims, while Wells Fargo’s security holders (including holders of the notes) and other unsecured creditors could face significant losses. In that case, Wells Fargo’s security holders could face significant losses while the third-party creditors of Wells Fargo’s subsidiaries would incur no losses because the subsidiaries would continue to operate and would not enter resolution or bankruptcy proceedings. In addition, holders of the notes and other debt securities of Wells Fargo could face losses ahead of our other similarly situated creditors in a resolution under the orderly liquidation authority if the FDIC exercised its right, described above, to disregard the strict priority of creditor claims.

The orderly liquidation authority also requires that creditors and shareholders of the financial company in receivership must bear all losses before taxpayers are exposed to any losses, and amounts owed by the financial company or the receivership to the U.S. government would generally receive a statutory payment priority over the claims of private creditors, including senior creditors such as claims in respect of the notes. In addition, under the orderly liquidation authority, claims of creditors (including holders of the notes) could be satisfied through the issuance of equity or other securities in a bridge entity to which Wells Fargo’s assets are transferred. If securities

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were to be delivered in satisfaction of claims, there can be no assurance that the value of the securities of the bridge entity would be sufficient to repay all or any part of the creditor claims for which the securities were exchanged.

While the FDIC has issued regulations to implement the orderly liquidation authority, not all aspects of how the FDIC might exercise this authority are known and additional rulemaking is possible.

The Resolution Of Wells Fargo In A Bankruptcy Proceeding Could Also Result in Greater Losses For Holders Of Our Debt Securities, Including The Notes.

As required by the Dodd-Frank Act and regulations issued by the FRB and the FDIC, we are required to provide to the FRB and the FDIC a plan for our rapid and orderly resolution in the event of material financial distress affecting Wells Fargo or the failure of Wells Fargo. The strategy described in our 2017 resolution plan is a “multiple point of entry” strategy, in which Wells Fargo, Wells Fargo Bank, National Association (“WFBNA”) and Wells Fargo Securities, LLC (“WFS”) would each undergo separate resolution proceedings under the U.S. Bankruptcy Code, the Federal Deposit Insurance Act, and the Securities Investor Protection Act, respectively. To further the orderly resolution of its businesses and those of its subsidiaries, Wells Fargo may provide capital and liquidity resources to certain of its major subsidiaries (such as WFBNA and WFS) during any period of distress, including through the forgiveness of intercompany indebtedness, the making of additional intercompany loans and by other means. These subsidiaries may enter into separate resolution proceedings even after receiving capital and liquidity resources from Wells Fargo. It is possible that creditors of some or all of Wells Fargo’s major subsidiaries would receive significant, or even full, recoveries on their claims while holders of Wells Fargo’s debt securities (including holders of the notes) could face significant or complete losses. It is also possible that holders of Wells Fargo’s debt securities (including holders of the notes) could face greater losses than if the multiple point of entry strategy had not been implemented and Wells Fargo had not provided capital and liquidity resources to major subsidiaries that enter separate resolution proceedings because assets and other resources provided to those subsidiaries would not be available to pay Wells Fargo’s creditors (including holders of the notes and Wells Fargo’s other debt securities).

For our next resolution plan submission, we have made a decision to move to a single point of entry strategy, in which Wells Fargo would be resolved under the U.S. Bankruptcy Code using a strategy in which only Wells Fargo itself enters proceedings while some or all of its operating subsidiaries are maintained as going concerns. In this case, the effects on creditors of Wells Fargo would likely be similar to those arising under the orderly liquidation authority, as described above. We are not obligated to maintain either a single point of entry or multiple point of entry strategy, and the strategies reflected in our resolution plan submissions are not binding in the event of an actual resolution of Wells Fargo, whether conducted under the U.S. Bankruptcy Code or by the FDIC under the orderly liquidation authority. To carry out such a single point of entry strategy, Wells Fargo may seek to recapitalize its subsidiaries or provide them with liquidity in order to preserve them as going concerns prior to the commencement of Wells Fargo’s bankruptcy proceeding. Moreover, Wells Fargo could seek to elevate the priority of its guarantee obligations relating to its major subsidiaries’ derivatives contracts over its other obligations, so that cross-default and early termination rights under derivatives contracts at its subsidiaries would be stayed under the ISDA Resolution Stay Protocol. This elevation would result in holders of our debt securities (including the notes) incurring losses ahead of the beneficiaries of those guarantee obligations. It is also possible that holders of our debt securities (including the notes) could incur losses ahead of other similarly situated creditors.

In response to the regulators’ guidance and to facilitate the orderly resolution of Wells Fargo using either a single point of entry or multiple point of entry resolution strategy, on June 28, 2017, Wells Fargo entered into a Support Agreement with WFC Holdings, LLC, an intermediate holding company and subsidiary of Wells Fargo (the “IHC”), and WFBNA, WFS, and Wells Fargo Clearing Services, LLC (“WFCS”), each an indirect subsidiary of Wells Fargo (the “Support Agreement”). Pursuant to the Support Agreement, Wells Fargo transferred a significant amount of its assets, including the majority of its cash, deposits, liquid securities and intercompany loans (but excluding its equity interests in its subsidiaries and certain other assets), to the IHC and will continue to transfer those types of assets to the IHC from time to time. In the event of Wells Fargo’s material financial distress or failure, the IHC will be obligated to use the transferred assets to provide capital and/or liquidity to WFBNA pursuant to the Support Agreement and to WFS and WFCS through repurchase facilities entered into in connection with the Support Agreement. Under the Support Agreement, the IHC will also provide funding and liquidity to Wells Fargo through subordinated notes and a committed line of credit, which, together with the issuance of dividends, is expected to provide Wells Fargo, during business as usual operating conditions, with the same access to cash necessary to service its debts, pay dividends, repurchase its shares and perform its other obligations as it would have if it had not entered into these arrangements and transferred any assets. If certain liquidity and/or capital metrics fall below defined triggers, the subordinated notes would be forgiven and the committed line of credit would terminate, which

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could materially and adversely impact Wells Fargo’s liquidity and its ability to satisfy its debts and other obligations, and could result in the commencement of bankruptcy proceedings by Wells Fargo at an earlier time than might have otherwise occurred if the Support Agreement were not implemented. Wells Fargo’s and the IHC’s respective obligations under the Support Agreement are secured pursuant to a related security agreement.

If either resolution strategy proved to be unsuccessful, holders of our debt securities (including the notes) may as a consequence be in a worse position than if the strategy had not been implemented. In all cases, any payments to holders of our debt securities are dependent on our ability to make such payments and are therefore subject to our credit risk.

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UNITED STATES FEDERAL TAX CONSIDERATIONS

The following is a discussion of the material U.S. federal income and certain estate tax consequences of the ownership and disposition of the notes. It applies to you only if you purchase a note for cash in the initial offering at the “issue price,” which is the first price at which a substantial amount of the notes is sold to the public, and hold the note as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). It does not address all of the tax consequences that may be relevant to you in light of your particular circumstances or if you are an investor subject to special rules, such as:

•	a financial institution;
•	a “regulated investment company”;
•	a “real estate investment trust”;
•	a tax-exempt entity, including an “individual retirement account” or “Roth IRA”;
•	a dealer or trader subject to a mark-to-market method of tax accounting with respect to the notes;
•	a person holding a note as part of a “straddle” or conversion transaction or who has entered into a “constructive sale” with respect to a note;
•	a U.S. holder (as defined below) whose functional currency is not the U.S. dollar; or
•	an entity classified as a partnership for U.S. federal income tax purposes.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds the notes, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partnership holding the notes or a partner in such a partnership, you should consult your tax adviser as to the particular U.S. federal tax consequences of holding and disposing of the notes to you.

This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof, changes to any of which subsequent to the date hereof may affect the tax consequences described herein, possibly with retroactive effect. This discussion does not address the effects of any applicable state, local or non-U.S. tax laws, any alternative minimum tax consequences, the potential application of the Medicare tax on net investment income or the consequences to taxpayers subject to special tax accounting rules under Section 451(b) of the Code. You should consult your tax adviser concerning the application of U.S. federal income and estate tax laws to your particular situation, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

General

In the opinion of our counsel, Davis Polk & Wardwell LLP, the notes will be treated as “fixed rate debt instruments” that are issued without original issue discount (“OID”) for U.S. federal income tax purposes.

Tax Consequences to U.S. Holders

This section applies only to U.S. holders. You are a “U.S. holder” if you are a beneficial owner of a note that is, for U.S. federal income tax purposes:

•	a citizen or individual resident of the United States;
•	a corporation created or organized in or under the laws of the United States, any state therein or the District of Columbia; or
•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Interest on the Notes. Stated interest on the notes will generally be taxable to you as ordinary interest income at the time it accrues or is received in accordance with your method of accounting for U.S. federal income tax purposes.

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Under applicable Treasury regulations, we will generally be presumed to exercise our option to redeem the notes if the exercise of the option would lower the yield on the notes. The yield on the notes would be lowered if we redeemed the notes before the initial increase in the interest rate, and therefore the notes will not be treated as issued with OID. If, contrary to the presumption in the applicable Treasury regulations, we do not redeem the notes before the initial increase in the interest rate, solely for purposes of calculating OID, the notes will be treated as if they were redeemed and new notes were issued on the presumed exercise date for the notes’ principal amount. The same analysis will generally apply to any subsequent increase in the interest rate, which means a note that is deemed reissued will generally be treated as redeemed prior to that subsequent increase in the interest rate, and therefore as issued without OID. The rules governing short-term debt instruments may apply to a note deemed reissued in conjunction with the final scheduled increase in the interest rate. You should consult your tax adviser concerning the possible application of these rules.

Sale, Exchange or Retirement of the Notes. You will recognize capital gain or loss on the sale, exchange or retirement of a note equal to the difference between the amount received (other than amounts received in respect of accrued interest, which will be treated as described under “—Interest on the Notes”) and your adjusted tax basis in the note. Your adjusted tax basis in a note generally will be equal to your original purchase price for the note. Your gain or loss generally will be long-term capital gain or loss if at the time of the sale, exchange or retirement you held the notes for more than one year, and short-term capital gain or loss otherwise. Long-term capital gains recognized by non-corporate U.S. holders are generally subject to taxation at reduced rates. Any capital loss you recognize may be subject to limitations.

Tax Consequences to Non-U.S. Holders

This section applies only to non-U.S. holders. You are a “non-U.S. holder” if you are a beneficial owner of a note that is, for U.S. federal income tax purposes:

•	an individual who is classified as a nonresident alien;
•	a foreign corporation; or
•	a foreign estate or trust.

You are not a non-U.S. holder for purposes of this discussion if you are (i) an individual who is present in the United States for 183 days or more in the taxable year of disposition, (ii) a former citizen or resident of the United States or (iii) a person for whom income or gain in respect of the notes is effectively connected with the conduct of a trade or business in the United States. If you are or may become such a person during the period in which you hold a note, you should consult your tax adviser regarding the U.S. federal tax consequences of an investment in the notes.

Subject to the discussions below concerning backup withholding and FATCA, you will not be subject to U.S. federal income or withholding tax in respect of the notes, provided that:

•	you do not own, directly or by attribution, ten percent or more of the total combined voting power of all classes of our stock entitled to vote;
•	you are not a controlled foreign corporation related, directly or indirectly, to us through stock ownership;
•	you are not a bank receiving interest under Section 881(c)(3)(A) of the Code; and
•	you provide to the applicable withholding agent an appropriate Internal Revenue Service (“IRS”) Form W-8 on which you certify under penalties of perjury that you are not a U.S. person.

U.S. Federal Estate Tax

Individual non-U.S. holders and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers) should consider the U.S. federal estate tax implications of an investment in the notes. Absent an applicable treaty benefit, a note will be treated as U.S.-situs property subject to U.S. federal estate tax if payments on the note if received by the decedent at the time of death would have been subject to U.S. federal withholding tax (even if the IRS Form W-8 certification requirement described above were satisfied and not taking into account an elimination of such U.S. federal withholding tax due

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to the application of an income tax treaty). You should consult your tax adviser regarding the U.S. federal estate tax consequences of an investment in the notes in your particular situation and the availability of benefits provided by an applicable estate tax treaty, if any.

Backup Withholding and Information Reporting

Information returns generally will be filed with the IRS with respect to payments of interest on the notes and may be filed with the IRS in connection with the payment of proceeds from a sale, exchange or other disposition of the notes. If you fail to provide certain identifying information (such as an accurate taxpayer identification number if you are a U.S. holder) or meet certain other conditions, you may also be subject to backup withholding at the rate specified in the Code. If you are a non-U.S. holder that provides an appropriate IRS Form W-8, you will generally establish an exemption from backup withholding. Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the relevant information is timely furnished to the IRS.

FATCA

Legislation commonly referred to as “FATCA” generally imposes a withholding tax of 30% on payments to certain non-U.S. entities (including financial intermediaries) with respect to certain financial instruments, unless various U.S. information reporting and due diligence requirements have been satisfied. An intergovernmental agreement between the United States and the non-U.S. entity’s jurisdiction may modify these requirements. Withholding under these rules (if applicable) applies to payments of amounts treated as interest on the notes. While existing Treasury regulations would also require withholding on payments of gross proceeds of the disposition (including upon retirement) of certain financial instruments treated as paying U.S.-source interest or dividends, the U.S. Treasury Department has indicated in subsequent proposed regulations its intent to eliminate this requirement. The U.S. Treasury Department has indicated that taxpayers may rely on these proposed regulations pending their finalization. If withholding applies to the notes, we will not be required to pay any additional amounts with respect to amounts withheld. Both U.S. and non-U.S. holders should consult their tax advisers regarding the potential application of FATCA to the notes.

The preceding discussion constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of owning and disposing of the notes.

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SUPPLEMENTAL PLAN OF DISTRIBUTION

Wells Fargo Securities, LLC, a wholly owned subsidiary of Wells Fargo & Company, is the agent for the distribution of the notes. The agent may resell the notes to other securities dealers at the original offering price of the notes less a concession not in excess of $20.00 per note. Such securities dealers may include Wells Fargo Advisors (the trade name of the retail brokerage business of our affiliates, Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC).

The agent or another affiliate of ours expects to realize hedging profits projected by its proprietary pricing models to the extent it assumes the risks inherent in hedging our obligations under the notes. If any dealer participating in the distribution of the notes or any of its affiliates conducts hedging activities for us in connection with the notes, that dealer or its affiliate will expect to realize a profit projected by its proprietary pricing models from such hedging activities. Any such projected profit will be in addition to any discount or concession received in connection with the sale of the notes to you.

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